UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

Date of Report: April 8, 2020

Commission File Number: 0-28542

ICTS INTERNATIONAL, N.V.
(Translation of registrant’s name into English)

Walaardt Sacréstraat, 425-5,
1117 BM Schiphol Oost,
The Netherlands
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Item 8.01 Other Events.

The Coronavirus is affecting businesses on a global basis. As a result, on April 30, 2020 ICTS International, NV (“ICTS”) will be unable to file its Annual Report on Form 20-F (“Annual Report”). ICTS is dependent in Europe, United States and to a small extent in Asia for a part of its business on the airline industry. In addition, ICTS is an employee intensive company. As a result of flight restrictions, cancelled flights and quarantine, many employees had to be laid off and/or ordered to stay home, all of which has affected ICTS’s cash flow.  There have been proposed a number of Government Assistance Programs and ICTS plans to apply to those that are applicable to it’s business. These factors have caused delays in completing the Annual Report.

ICTS is relying on Securities and Exchange Commission Release No. 34-88465 to extend the due date for the filing of the 20-F until June 14,2020 (45 days). Every effort will be made to file the 20-F earlier, but no assurance can be given that ICTS will be able to do so.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICTS INTERNATIONAL N.V.

By:	/s/ Alon Raich
Alon Raich
Managing Director

Dated April 8, 2020